EXHIBIT 99.84
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                   ADVANTAGE ENERGY INCOME FUND - NEWS RELEASE

                               SEPTEMBER 20, 2004

          ADVANTAGE ANNOUNCES MONTHLY DISTRIBUTION OF CDN$0.23 PER UNIT

                                  (TSX: AVN.UN)

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Advantage Energy Income Fund is pleased to announce that the cash distribution for the month of September 2004 will be Cdn$0.23 per Unit which is consistent with the previous monthly distribution rate. The current monthly distribution represents an annualized yield of 13.6% based on the September 17, 2004 closing price of Cdn$20.25 per Unit.

The distribution will be payable on October 15, 2004 to Unitholders of record at the close of business on September 30, 2004. The ex-distribution date is September 28, 2004. The cash distribution is based on approximately 44.1 million Units currently outstanding.

Concurrent with the closing of the previously announced Anadarko acquisition which closed on September 15, the Fund intends to raise the monthly distribution to Cdn$0.25 per Unit commencing in October.

For further information contact:

                 Mr. Gary F. Bourgeois, VP Corporate Development
                              Phone: (416) 945-6636
                            TOLL FREE: 1-866-393-0393

                          ADVANTAGE ENERGY INCOME FUND
                            3100, 150 - 6th Avenue SW
                            Calgary, Alberta T2P 3Y7
                              Phone: (403) 261-8810
                               Fax: (403) 262-0723
                        Web Site: www.advantageincome.com
                      E-mail: advantage@advantageincome.com